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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 1)

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             STATE OF THE ART, INC.
                           (NAME OF SUBJECT COMPANY)

                             ROSE ACQUISITION CORP.
                               THE SAGE GROUP PLC
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    85730710
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  PAUL WALKER
                            CHIEF EXECUTIVE OFFICER
                               THE SAGE GROUP PLC
                                   SAGE HOUSE
                                BENTON PARK ROAD
                              NEWCASTLE UPON TYNE
                                ENGLAND NE7 7LZ
                                 (191) 255-3000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 984-6400

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  This Amendment No. 1 amends and supplements the Tender Offer statement on
Schedule 14D-1/13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on February 2, 1998 by Rose Acquisition Corp. (the "Purchaser") and The Sage Group plc, ("Parent"), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, no par value (the "Common Stock"), of the Company, for $22.00 per share of Common Stock, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 1998 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(1), and the related Letter of Transmittal, a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(2). This filing also constitutes Amendment No. 1 to the Schedule 13D originally filed pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of each of the Purchaser and Parent.

  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1/13D.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Items (a)-(b) The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is hereby amended by replacing the first paragraph of the subsection entitled "The Equity Placing" in its entirety with the following:

    It is anticipated that approximately (Pounds)75 million (or approximately $123 million) of the funds necessary to purchase all of the Shares in the Offer, finance the Merger Consideration and pay fees and expenses in connection with the Offer and Merger will be obtained by the allotment and issue of new ordinary shares of Parent (the "New Ordinary Shares") pursuant to the terms of the Vendor Placing Agreement, dated January 27, 1998 (the "Vendor Placing Agreement"), by and between Parent and J. Henry Schroders & Co. Limited ("Schroders"). New Ordinary Shares will be allotted and issued, credited as fully paid, by Parent to such persons as may be nominated by Schroders under the Vendor Placing Agreement (who will not be shareholders of the Company), and if no such person is nominated by Schroders, then to Schroders itself. Schroders' obligations under the Vendor Placing Agreement are conditioned upon, among other things, the admission to listing on the London Stock Exchange of the New Ordinary Shares and that admission becoming effective not later than 9:00 a.m. on March 27, 1998. Under the terms of the Vendor Placing Agreement, Parent has given certain representations, warranties and undertakings to Schroders customarily given in transactions of this type. All New Ordinary Shares will rank pari passu with all ordinary shares of Parent currently in issue, except that they will not rank for any final dividend in respect of the fiscal year of Parent ended September 30, 1997, declared in respect of such ordinary shares.

    The shareholders of the Company will receive, as a result of these arrangements, the full amount due to them of $22.00 per Share accepted for payment in the Offer, of which approximately $10.34 will represent an amount equal to the proceeds of the sale of the New Ordinary Shares. The shareholders of the Company will not obtain any right under the Offer which any of them may enforce against Schroders or any person nominated by Schroders to accept the allotment and issue of New Ordinary Shares.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  Item 7 is hereby amended by replacing such Item 7 in its entirety with the following:

    The information set forth in the "INTRODUCTION", "Section 9--Certain Information Concerning Parent and the Purchaser", "Section 10--Source and Amount of Funds", "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements", "Section 12--Plans for the Company; Other Matters" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

    On February 23, 1998, each of David W. Hanna, Jeffrey E. Gold, David R. Butler, W. Frank King, and George Riviere executed a letter agreement addressed to Parent and the Purchaser, pursuant to which each of David W. Hanna, Jeffrey E.

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  Gold, David R. Butler, W. Frank King, and George Riviere agreed not to exercise any of the options to purchase common stock of the Company held by such person from the date thereof through the Effective Time (as defined in the Merger Agreement).

ITEM 10. ADDITIONAL INFORMATION.

  Item 10(a) is hereby amended by replacing such Section (a) in its entirety with the following:

    Except as disclosed in Items 3 and 7 above and in the following sentence, there are no present or proposed material contracts, arrangements, understandings or relationships between Parent or the Purchaser, or to the best knowledge of Parent and the Purchaser, any of the persons listed in
  Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries. On February 20, 1998, the Company executed a letter agreement with Parent and the Purchaser, pursuant to which (i) Parent and the Purchaser agreed to waive, and the Company consented to the waiver of, the Minimum Condition described in Annex I to the Merger Agreement to the extent at least 10,279,000 of the issued and outstanding shares of the Company are tendered and not withdrawn as of any scheduled expiration date of the Offer (which number of Shares represents approximately 90% of the issued and outstanding Shares of the Company on a fully diluted basis without giving effect to the exercise of the Stock Option or to the exercise of options issued or granted pursuant to the Stock Plans of the Company that (A) the holders thereof have agreed not to exercise following the date hereof, or (B) cannot be exercised prior to April 1, 1998, and (ii) the Company represented and warranted that, (i) as of February 19, 1998, there are 11,178,085 Shares of the Company issued and outstanding, and (ii) options to purchase no more than 898,233 Shares pursuant to Stock Plans of the Company are or will be exercisable at any time between the date thereof through April 1, 1998 (including pursuant to any accelerated vesting provisions upon a change of control of the Company).

  Item 10(b)-(c) The information set forth in "Section 15--Certain Legal Matters" is hereby amended by adding the following new paragraph to the end of the subsection entitled "Antitrust" contained therein:

    On February 13, 1998, the FTC granted Parent early termination of the waiting period under the HSR Act.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

  Item 11 is hereby amended and supplemented by adding thereto the following
Exhibit:

   (c)(5) Letter Agreement, dated February 23, 1998, between the Company and each of Parent and the Purchaser.
   (c)(6) Letter Agreement, dated February 23, 1998, between David W. Hanna and each of Parent and the Purchaser.
   (c)(7) Letter Agreement, dated February 23, 1998, between Jeffrey E. Gold and each of Parent and the Purchaser.
   (c)(8) Letter Agreement, dated February 23, 1998, between George Riviere and each of Parent and the Purchaser.
   (c)(9) Letter Agreement, dated February 23, 1998, between W. Frank King and each of Parent and the Purchaser.
   (c)(10) Letter Agreement, dated February 23, 1998, between David R. Butler and each of Parent and the Purchaser.

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                                  EXHIBIT LIST

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
 (a)(1)  Offer to Purchase, dated February 2, 1998.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Letter for use by Brokers, Dealers, Banks, Trust Companies and
         Nominees to their Clients.
 (a)(4)  Letter to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Press Release issued by Parent, dated January 27, 1998.
 (a)(8)  Press Release issued by the Company, dated January 27, 1998.
 (a)(9)  Form of Summary Advertisement, dated February 2, 1998.
 (a)(10) Fairness Opinion of UBS Securities LLC, dated January 26, 1998.
 (a)(11) Financial Statements of Parent for the fiscal years ended September
         30, 1997 and 1996.
 (b)(1)  Facilities Agreement, dated January 27, 1998, by and among Parent,
         Purchaser, the Banks and Financial Institutions named in Schedule 1 thereto, and Lloyds Bank plc Capital Markets.
 (b)(2)  Placing Agreement, dated January 27, 1998, by and between Parent and
         J. Henry Schroders & Co.
 (c)(1)  Agreement and Plan of Merger, dated January 27, 1998, by and among
         Parent, the Purchaser and the Company.
 (c)(2)  Shareholder Agreement, dated January 27, 1998, by and among Parent, the Purchaser, David W. Hanna, George Riviere and Jeffrey E. Gold.
 (c)(3)  Option Agreement, dated January 27, 1998, by and among Parent, the
         Purchaser and the Company.
 (c)(4)  Confidentiality Agreement, dated January 14, 1998, by and between
         Parent and Company.
 (c)(5)  Letter Agreement, dated February 23, 1998, between the Company and each of Parent and the Purchaser.
 (c)(6)  Letter Agreement, dated February 23, 1998, between David W. Hanna and each of Parent and the Purchaser.
 (c)(7)  Letter Agreement, dated February 23, 1998, between Jeffrey E. Gold and each of Parent and the Purchaser.
 (c)(8)  Letter Agreement, dated February 23, 1998, between George Riviere and each of Parent and the Purchaser.
 (c)(9)  Letter Agreement, dated February 23, 1998, between W. Frank King and each of Parent and the Purchaser.
 (c)(10) Letter Agreement, dated February 23, 1998, between David R. Butler and each of Parent and the Purchaser.
 (d)     None.
 (e)     Not applicable.
 (f)     None.

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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 1998

                                          ROSE ACQUISITION CORP.

                                                      /s/ PAUL WALKER
                                          By: _________________________________
                                            Name: Paul Walker
                                            Title: Vice President and
                                            Secretary

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 1998

                                          THE SAGE GROUP PLC

                                                      /s/ PAUL WALKER
                                          By: _________________________________
                                            Name: Paul Walker
                                            Title: Chief Executive Officer

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                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
 (c)(5)  Letter Agreement, dated February 23, 1998, between the Company and each of Parent and the Purchaser.
 (c)(6)  Letter Agreement, dated February 23, 1998, between David W. Hanna and each of Parent and the Purchaser.
 (c)(7)  Letter Agreement, dated February 23, 1998, between Jeffrey E. Gold and each of Parent and the Purchaser.
 (c)(8)  Letter Agreement, dated February 23, 1998, between George Riviere and each of Parent and the Purchaser.
 (c)(9)  Letter Agreement, dated February 23, 1998, between W. Frank King and each of Parent and the Purchaser.
 (c)(10) Letter Agreement, dated February 23, 1998, between David R. Butler and each of Parent and the Purchaser.

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